Exhibit 1

Level 18, 275 Kent Street

Sydney, NSW, 2000

ASX

Release

17 May 2022

Westpac releases latest Independent Reviewer reports on its integrated plan to improve risk governance

Westpac has today released the fourth and fifth Independent Reviewer reports for the December 2021 and March 2022 quarters, outlining progress of its Integrated Plan to improve risk culture, governance, and accountability.

Undertaken by Promontory Australia, the reports provide an assessment of Westpac’s delivery of the Plan, which is being implemented through its Customer Outcomes and Risk Excellence (CORE) program – a three-year program which commenced in March 2021.

The Program comprises 19 workstreams, 82 deliverables with 343 activities. When an activity is complete it is submitted to Promontory for assessment and their reports outline that progress. Westpac is just over a year through the Program and at 31 March 2022, had submitted 194 activities to Promontory with 157 being assessed as ‘complete and effective’. Assessment of the remaining 37 activities submitted is underway.

In its latest report, Promontory noted that Westpac needs to stay the course to complete the Program’s ambitious change agenda with much more work to be done, however considers delivery of the program to be on track.

Westpac CEO, Peter King, said that continuing to deliver and complete the Program’s activities remains a top priority and we are committed to seeing it through.

“With strong foundations established, we are beginning to see the change reflected across the company. Our focus is on implementing and embedding sustainable change in our management of risks so we can deliver better outcomes for customers,” Mr King said.

Promontory’s reports are available here, with the next update due in November 2022.

ENDS

For further information:

Hayden Cooper	Andrew Bowden
Group Head of Media Relations	Head of Investor Relations
0402 393 619	0438 284 863

This document has been authorised for release by Tim Hartin, Company Secretary.